EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
AmREIT, Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-175663) on Form S-11 and the registration statement (No. 333-189525) on Form S-3 of AmREIT, Inc. of our reports dated February 21, 2014, with respect to the consolidated balance sheets of AmREIT, Inc. and subsidiaries as of December 31, 2013 and 2012, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2013, the related financial statement schedule, and the effectiveness of internal control over financial reporting as of December 31, 2013, which reports appear in the December 31, 2013 annual report on Form 10-K of AmREIT Inc.

/s/ KPMG LLP

Houston, TX
February 21, 2014